EXHIBIT 4(m)

Form of Rider – Retirement Income Choice (Income/Death – Single)

Home Office located at:
[4 Manhattanville Road, Purchase, New York 10577]
Adm. Office located at:
[4333 Edgewood Road N.E. Cedar Rapids, Iowa 52499]
A Stock Company (Hereafter called the Company, we, our or us)	[(319) 398-8511]

GUARANTEED LIFETIME WITHDRAWAL BENEFIT

AND DEATH BENEFIT RIDER

This rider is issued as a part of the policy (contract) to which it is attached.

All provisions of the policy that do not conflict with this rider apply to this rider. In the event of any conflict between the provisions of this rider and the provisions of the policy, the provisions of this rider shall prevail over the provisions of the policy.

Rider Data Specification

Policy Number:	12345
Rider Date:	09/01/2007
Growth Rate Percentage:	5.00%
Initial Rider Fee Percentage:	0.85%
Annuitant:	John Doe
Annuitant’s Issue Age/Sex:	65 / Male

ARTICLE I

You may cancel this rider before midnight of the thirtieth day after you received it and no rider fees will be assessed.

This benefit provides a minimum withdrawal benefit that guarantees, upon election, a series of withdrawals from the policy equal to the Withdrawal Percentage shown in Article II applied to the benefit base. The benefit base is established for the sole purpose of determining the minimum withdrawal benefit and is not used in calculating the cash surrender value or other guaranteed benefits.

This rider will terminate upon the annuitant’s death, if you surrender your policy, elect to upgrade (as described in Article III of this rider), or elect to receive annuity payments under your policy. This rider will also terminate if the policy to which this rider is attached is assigned or if the owner is changed without our approval. You can terminate this rider within [30] days after the [fifth] rider anniversary and every [fifth] rider anniversary thereafter. Termination of the rider will result in the loss of all benefits provided by the rider.

If you elect this rider, 100% of your policy value must be in one or more of the designated funds (shown on the application which is attached and made part of the policy). You can generally transfer between the designated funds as permitted under your policy; however, you cannot make transfers as provided for in the policy to a non-designated fund while this rider is in force. If you wish to make a transfer to a non-designated fund, this rider must be terminated, as described above, prior to making the transfer.

A rider fee will be deducted on each rider anniversary and upon rider termination as described below.

DEFINITIONS:

Terms used that are not defined in this rider shall have the same meaning as those in your policy.

Designated Funds

Investment options authorized for use with this rider and identified by us as designated funds.

RGMB 27 0108 (AS) (NY)	(1)	(Income/Death-Single)

ARTICLE I CONTINUED

Excess Withdrawal

The excess of a gross partial withdrawal over the rider withdrawal amount remaining prior to the withdrawal, if any.

Gross Partial Withdrawal

The amount which will be deducted from your policy value as a result of each partial withdrawal.

Rider Anniversary

The anniversary of the rider date.

Rider Fee

The rider fee is the rider fee percentage multiplied by the withdrawal base at the time the fee is deducted. This amount will change if the withdrawal base changes. The rider fee percentage will not change during the first five rider years, and will only change thereafter due to an automatic step-up. You will be notified of any increase in the rider fee percentage. This fee will be deducted from each subaccount in proportion to the amount of policy value in that subaccount on each rider anniversary prior to any increase in the withdrawal base. A portion of this fee will also be deducted when the rider is terminated based on the number of days that have elapsed since the previous rider anniversary.

Rider Monthiversary

The same day of the month as the rider date. For months not containing that day, we will use the first day of the following month.

Rider Withdrawal Amount

The total amount that can be withdrawn from the policy each rider year without reducing the withdrawal base. This amount will change if the withdrawal base changes.

Rider Year

Each twelve-month period following the rider date.

Withdrawal Base

The amount used to calculate the rider withdrawal amount and the rider fee. This amount cannot be taken as a lump sum.

ARTICLE II

GUARANTEED LIFETIME WITHDRAWAL BENEFIT

Under this rider, we guarantee that you can withdraw up to the rider withdrawal amount each rider year, regardless of the policy value, until the annuitant’s death.

The withdrawal percentage is determined by the attained age (age at last birthday) of the annuitant at the time of the first withdrawal of any amount from the policy value taken on or after the rider anniversary following the annuitant’s 59th birthday. Once the withdrawal percentage is established, it may only be changed by an upgrade and redetermined at that time. The withdrawal percentages are shown in the table below.

Attained Age			Withdrawal Percentage

59	-	69	5.0%

70	-	79	6.0%
80 +			7.0%

If the annuitant is not yet 59 on the rider date, the withdrawal percentage will be zero until the rider anniversary following the annuitant’s 59th birthday.

Withdrawals will reduce the policy value of the policy to which this rider is attached. If the policy value equals zero, you cannot make subsequent premium payments and all other policy features, benefits and guarantees are no longer available. Withdrawals guaranteed by this rider can be continued by selecting an amount and frequency in accordance with the policy provisions to which this rider attaches. Once the payment amount and frequency are established, they cannot be changed and no additional withdrawals will be allowed.

RGMB 27 0108 (AS) (NY)	(2)	(Income/Death-Single)

ARTICLE II CONTINUED

We guarantee that you may withdraw up to the rider withdrawal amount each year regardless of the policy value until the annuitant’s death. Any amount you withdraw in excess of the rider withdrawal amount may impact the withdrawal base on a greater than dollar-for-dollar basis.

Example

Assume you are the owner and annuitant and make a single premium payment of $100,000 when you are 60 years old. Assume you do not make any withdrawals or additional premium payments. Assume that after ten rider years, your policy value has declined to $50,000 solely because of negative investment performance. Assuming a withdrawal percentage of 6%, you could still withdraw up to $9773 each rider year for the rest of your life (assuming that you do not withdraw more than $9773 in any one rider year).

Please see the Appendix attached to this rider which illustrates the withdrawal benefit.

The Guaranteed Lifetime Withdrawal Benefit can only be taken as a withdrawal benefit and it does not increase the policy value.

ISSUE AGE AND SURVIVAL

The benefits under this rider depend on the annuitant being alive at the time of withdrawal and the amount of the benefit depends on the issue age of the annuitant. Proof of survival and the issue age may be required by the Company.

If the annuitant’s age has been misstated, this rider’s fees and benefits will be adjusted to the amounts which would have been calculated for the correct age. However, if this rider would not have been issued had the age not been misstated, the rider is treated as if it never existed. If withdrawals under the provisions of the rider have already commenced and the misstatement caused the rider withdrawal amount to be overstated, any withdrawal in excess of the correct rider withdrawal amount will be considered an excess withdrawal and will impact the withdrawal base and rider withdrawal amount. If overpayments occurred when the sum of the accumulated values in all the designated funds was zero, the amount of that overpayment will be deducted from one or more future payments until this amount is paid in full.

RIDER WITHDRAWAL AMOUNT

The rider withdrawal amount will be equal to the greater of 1) and 2), where:

1)	is the withdrawal percentage multiplied by the withdrawal base;

2)	is an amount equal to the minimum required distribution amount. Prior to the 1st rider anniversary, this amount is based on the initial policy value on the rider date. After this time, the minimum required distribution is calculated based on the rules established by the IRS. The minimum required distribution may only be used if all of the following are true:

A)	the policy to which this rider is attached is a tax-qualified policy for which IRS minimum required distributions are required,

B)	the minimum required distributions do not start prior to the annuitant’s attained age 70 1/2,

C)	the minimum required distributions are based on either the Uniform Lifetime table or the Joint Life and Last Survivor Expectancy table,

D)	the minimum required distributions are based on age of the living annuitant. The minimum required distributions can not be based on the age of someone who is deceased,

E)	the minimum required distributions are based only on the policy to which this rider is attached, and

F)	the minimum required distributions are only for the current rider year. Amounts carried over from past rider years are not considered.

If any of the above are not true, then 2) is equal to zero and it is not available as a rider withdrawal amount. An amount in addition to the amount described in 2) above, may need to be taken to satisfy minimum required distributions, in certain situations. Such additional withdrawal amount will be considered an excess withdrawal.

If you withdraw less than the rider withdrawal amount in a rider year, the unused portion cannot be carried over to the next rider year.

RGMB 27 0108 (AS) (NY)	(3)	(Income/Death-Single)

ARTICLE II CONTINUED

WITHDRAWAL BASE

The withdrawal base is used to calculate the rider withdrawal amount. On the rider date, the initial withdrawal base is equal to the policy value (less any premium enhancements if the rider is added in the first policy year). During any rider year, the withdrawal base is increased by subsequent premium payments (less any premium enhancements), and is reduced for excess withdrawals.

On each rider anniversary, the withdrawal base will be set to the greatest of:

1)	The current withdrawal base;

2)	The policy value on the rider anniversary;

3)	The highest policy value on a rider [monthiversary;] or

4)	The current withdrawal base immediately prior to anniversary processing increased by the growth rate percentage.

Item 3) above will be zero if there have been any excess withdrawals in the current rider year. Item 4) above will be zero after the [10th] rider anniversary or if there have been any withdrawals in the current rider year.

AUTOMATIC STEP-UP FEATURE

The rider receives an automatic step-up on the rider anniversary if the withdrawal base is set equal to the policy value or the highest policy value on a rider [monthiversary.] This feature does not require the termination of the existing rider. This rider will continue with the same rider date and features. The rider fee percentage may be changed due to an automatic step-up, but there will be no increase in the rider fee percentage during the first [five] rider years. Following the [fifth] rider anniversary, the rider fee percentage may be increased due to an automatic step-up, but will not increase more than [0.75%] from the initial rider fee percentage shown on page 1.

You have the right to reject an automatic step-up within [30] days following a rider anniversary, if the rider fee percentage increases. If you reject an automatic step-up, you must notify us in a manner which is acceptable to us. Changes as a result of the automatic step-up feature will be reversed. And any increase in the rider fee percentage will also be reversed.

WITHDRAWAL BASE ADJUSTMENTS

Gross partial withdrawals, taken in a rider year, less than or equal to the rider withdrawal amount will not reduce the withdrawal base. Excess withdrawals will reduce the withdrawal base by the withdrawal base adjustment. The withdrawal base adjustment is the greater of 1) and 2), where:

1)	is the excess withdrawal amount; and

2)	is the result of (A multiplied by B), divided by C, where:

A)	is the excess withdrawal;

B)	is the withdrawal base prior to the excess withdrawal amount; and

C)	is the policy value after the rider withdrawal amount has been withdrawn, but prior to the withdrawal of the excess withdrawal amount.

RGMB 27 0108 (AS) (NY)	(4)	(Income/Death-Single)

ARTICLE II CONTINUED

RIDER DEATH BENEFIT

Upon the annuitant’s death, we will pay an additional death benefit amount equal to the excess, if any, of the rider death benefit over the greater of the base policy death benefit and this rider will then terminate. The rider death benefit on the rider date is equal to the policy value (less any premium enhancements, if the rider is added in the first policy year). The rider death benefit after the rider date is equal to the rider death benefit on the rider date plus any premiums (not including premium enhancements, if any) added after the rider date less any rider death benefit adjustments.

The rider death benefit does not reset due to the automatic step-up.

RIDER DEATH BENEFIT ADJUSTMENTS

Cumulative gross partial withdrawals, taken in a rider year, up to the rider withdrawal amount will reduce the rider death benefit by the same amount (dollar for dollar). Excess withdrawals will reduce the rider death benefit by the greater of:

1)	the excess withdrawal amount; and

2)	the result of (A divided by B), multiplied by C, where:

A)	is the excess withdrawal;

B)	is the policy value after the rider withdrawal amount has been withdrawn, but prior to the excess withdrawal; and

C)	is the rider death benefit after the rider withdrawal amount has been withdrawn, but prior to the excess withdrawal.

ARTICLE III

CONTINUATION

In the case of spousal joint owners where one spouse is the annuitant, if the spouse who is not the annuitant dies and the surviving spouse is the sole beneficiary, the surviving spouse may elect to continue the policy and rider. In the case of spousal joint owners where one spouse is the annuitant, if the spouse who is the annuitant dies, this rider will terminate. No additional death benefit will be paid under this rider at this time.

In the case of non-spousal joint owners where an owner who is not the annuitant dies, the surviving owner (who is also the sole designated beneficiary) may elect to receive lifetime income payments under this rider instead of receiving any benefits applicable to the policy. The lifetime income payments must begin no later than 1 year after the owner’s death and will be equal to the rider withdrawal amount divided by the number of payments made per year. Once the payments begin, no additional premium payments will be accepted and no additional withdrawals will be paid. If these payments are elected but the annuitant dies before the rider death benefit equals zero, the annuitant’s beneficiary will receive a death benefit equal to the rider death benefit.

ANNUITIZATION

On the maximum annuity commencement date, you will have the option to receive lifetime income payments that are no less than your rider withdrawal amount each year. This option will also guarantee that the sum of all income payments received over time will equal or exceed the greater of the policy value or the rider death benefit on the maximum annuity commencement date. If the annuitant should die before the sum of all income payments received equals or exceeds the greater of the policy value or the rider death benefit on the maximum annuity commencement date, the annuitant’s beneficiary will receive a final payment equal to the difference.

RGMB 27 0108 (AS) (NY)	(5)	(Income/Death-Single)

ARTICLE III CONTINUED

RIDER UPGRADE

You may elect, in writing, to upgrade the withdrawal base to the policy value within [30] days after the [fifth] rider anniversary and every [fifth] rider anniversary thereafter, subject to the issue age restrictions on the new rider. If an upgrade is elected, this rider will terminate and a new rider with the same features will be issued with a new rider date. The new rider will have its own rider fee percentage which may be higher than this rider’s rider fee percentage. Other riders with different features may be chosen, if available by the Company.

At the time of upgrade, the rider death benefit will also be upgraded to the policy value and the rider withdrawal amount will be recalculated based on the new withdrawal base.

The new rider date will be the date the Company receives all information necessary, in a written form acceptable to the Company, to process the upgrade.

Signed for us at our home office.

RGMB 27 0108 (AS) (NY)	(6)	(Income/Death-Single)

APPENDIX

EXAMPLE OF EFFECT OF WITHDRAWALS ON RIDER BENEFITS

The following examples illustrate the effect of withdrawals on Rider benefits. A withdrawal greater than the rider withdrawal amount is assumed at the end of year 1. A withdrawal equal to the rider withdrawal amount is assumed at the end of year 2.

The Withdrawal Base and Rider Death Benefit on the rider date are $100,000. For this example, hypothetical policy values prior to each annual withdrawal are assumed to be $94,000 at the end of rider year 1, and $90,000 at the end of rider year 2. Assume the rider is added to the policy on 12/1/2007 and the age of the annuitant is 65 years old. Since the annuitant is age 66 when they take their first withdrawal, their withdrawal percentage is assumed to be 5.0% in this example.

The effects on the withdrawal percentage, and on the Guaranteed Lifetime Withdrawal Benefit are shown in succession in this example.

ADJUSTED PARTIAL WITHDRAWAL CALCULATIONS FOR GUARANTEED LIFETIME WITHDRAWAL BENEFITS:

Withdrawal Base. Gross partial withdrawals up to the rider withdrawal amount will not reduce the withdrawal base. Gross partial withdrawals in excess of the rider withdrawal amount will reduce the withdrawal base pro rata. The amount of the reduction due to the excess withdrawal is equal to the greater of:

1).	The excess gross partial withdrawal amount; and

2).	The result of (A / B) * C, where:

A	is the excess gross partial withdrawal (the amount in excess of the rider withdrawal amount remaining prior to the withdrawal);

B	is the policy value after the rider withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount; and

C	is the withdrawal base prior to the withdrawal of the excess amount.

Rider Death Benefit

Gross partial withdrawals, up to the rider withdrawal amount will reduce the rider death benefit by the same amount (dollar-for-dollar). Gross partial withdrawals in excess of the rider withdrawal amount will reduce the rider death benefit pro rata. The amount of the reduction due to excess withdrawal is equal to the greater of:

1)	is the excess withdrawal amount; and

2)	is the result of (A / B) * C, where:

A)	is the excess gross partial withdrawal (the amount in excess of the rider withdrawal amount remaining prior to the withdrawal);

B)	is the policy value after the rider withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount; and

C)	is the rider death benefit after the rider withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount.

When a withdrawal is taken, three parts of the guaranteed lifetime withdrawal benefit can be affected:

1.	Rider Death Benefit (RDB)

2.	Withdrawal base (WB)

3.	Rider withdrawal amount (RWA)

RGMB 27 0108 (AS) (NY)	(A-1)

Effects on RDB, WB and RWA:

Year 1:

WB = $100,000

RDB = $100,000

5% Withdrawal (WD) would be $5,000 (5% of WB $100,000)

Assumed WD = $7,000

Excess withdrawal (“EWD”) = $2,000 ($7,000 - $5,000)

Assumed Policy Value (PV) = $94,000

Rider Death Benefit amount after WD:

Step One.	Is any portion of the total withdrawal greater than the rider withdrawal amount?

Yes. $7,000 - $5,000 = $2,000 (the excess withdrawal amount)

Step Two.	How much of the rider death benefit is effected by the excess withdrawal?

1. Formula for pro rata amount is: (EWD / (PV - 5% WD)) * (RDB - 5% WD)

2. ($2,000 / ($94,000 - $5,000)) * ($100,000 - $5,000) = $2,134.83

Step Three.	Which is larger, the actual $2,000 excess withdrawal or the $2,134.83 pro rata amount?

$2,134.83 pro rata amount

Step Four.	What is the rider death benefit after the withdrawal has been taken?

1. Total to deduct from the rider death benefit is $5,000 (RWA) + $2,134.83 (pro rata excess) = $7,134.83

2. $100,000 - $7,134.83 = $92,865.17

Withdrawal Base after WD:

Step One. The withdrawal base is only reduced by amount of the excess or the pro rata amount if greater.

Step Two. Calculate how much the withdrawal base is effected by the excess withdrawal.

1. The formula is (EWD / (PV - 5% WD)) * WB before any adjustments

2. ($2,000 / ($94,000 - $5,000)) * $100,000 = $2,247.19

Step Three. Which is larger, the actual $2,000 excess withdrawal or the $2,247.19 pro rata amount?

$2,247.19 pro rata amount

Step Four. What is the new withdrawal base upon which the rider withdrawal amount is based?

$100,000 - $2,247.19 = $97,752.81

Result. The new withdrawal base is $97,752.81.

Rider Withdrawal Amount after WD:

Because the withdrawal base was adjusted (due to excess withdrawal), we have to calculate a new rider withdrawal amount based on 5% for the guarantee that will be available starting in the second rider year.

Step One. What is the rider withdrawal amount for rider year 2?

$97,752.81 (the adjusted withdrawal base) * 5% = $4,887.64

Result. Beginning in rider year 2, the maximum you can take out in a rider year is $4,887.64 annually without causing an excess withdrawal for the guarantee and further reduction of the withdrawal base.

RGMB 27 0108 (AS) (NY)	(A-2)

Year 2:

WB = $97,752.81

RDB = $92,865.17

5% WD would be $4,887.64 (5% of WB $97,752.81)

Assumed WD = $4,887.64

Excess withdrawal (“EWD”) = none

Assumed PV = $90,000

Step One. Is any portion of the total withdrawal greater than the rider withdrawal amount?

No.

Step Two. What is the rider death benefit after the withdrawal has been taken?

1. Total to deduct from the rider death benefit is $4,887.64 (there is no excess to deduct).

2. $92,865.17 - $4,887.64 = $87,977.53

First day of Rider Year 3:

Assume the Death occurs for the policy. Also assume that the Policy Value on the date of death is $70,000, and the base policy death benefit is $75,000. The additional death benefit for the rider would be equal to the excess of the RDB over the base policy death proceeds.

($87,977.53 - $75,000.00) = $12,977.53

RGMB 27 0108 (AS) (NY)	(A-3)